                                                                                                                                            FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of January 2008

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Press release

HANSON LIMITED CHANGES BOND LISTINGS

Hanson wishes to draw attention to the following announcement which has today been made by HeidelbergCement AG:

Further to the announcements issued on 13 September 2007, 19 October 2007 and 6 December 2007 regarding changes in the financing structure of the Hanson Group, HeidelbergCement AG announces that in respect of:

▪	the 7.875% Notes due 27 September 2010 (the “2010 Notes”), and

▪	the 6.125% Notes due 15 August 2016 (Symbol NYSE: HAN16) (the “2016 Notes”) both of its subsidiary, Hanson Limited, and

▪	the 5.25% Notes due 15 March 2013 (Symbol NYSE: HAN/13) (the “2013 Notes”) of its subsidiary, Hanson Australia Funding Limited, (collectively, the “Bonds”)

following the listing of the Bonds on the official list of the Luxembourg Stock Exchange in December 2007:

▪	the 2013 Notes and 2016 Notes were withdrawn from listing on the New York Stock Exchange on 28 December 2007 and 27 December 2007 respectively, and

▪	the 2010 Notes will be withdrawn from listing on the London Stock Exchange on 10 January 2008.

On 7 January 2008, these subsidiaries filed Form 15F to deregister the Bonds from registration with the U.S. Securities and Exchange Commission and terminate their reporting obligations under the Exchange Act of 1934.

HeidelbergCement AG is a publicly traded company listed on the Frankfurt Stock Exchange and other stock exchanges in Germany, and provides annual and periodic reports to its investors pursuant to German law. On 19 October 2007, HeidelbergCement AG issued unconditional guarantees of the Bonds. In light of the HeidelbergCement AG guarantees, the availability of information about HeidelbergCement AG and the small number of record holders of the Bonds, HeidelbergCement AG has decided that the Luxembourg Stock Exchange is a more appropriate exchange for the Bonds.

Heidelberg, 9 January 2008

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END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                         Graham Dransfield
                                                                         Legal Director

Date:   January 09, 2008